

July 19, 2021

Collin L. Cochrane
Chief Financial Officer
Redwood Trust, Inc.
One Belvedere Place, Suite 300
Mill Valley, CA 94941

> **Re: Redwood Trust, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Form 8-K**
> **Filed February 26, 2021 and April 28, 2021**
> **File No. 001-13759**

Dear Mr. Cochrane:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Item 7. Managements Discussion and Analysis of Financial Condition and Results of Operations
Differences between Estimated Total Taxable Income and GAAP Income, page 83

1. We note your tables that reconcile total taxable income (loss) and total taxable income (loss) on a per share basis to GAAP income (loss) and GAAP income (loss) on a per share basis, respectively, for the years ended December 31, 2020, 2019, and 2018, which appear to be non-GAAP income statements reconciling non-GAAP measures to the most directly comparable GAAP measures. Please tell us how you considered the guidance in Item 10(e)(1)(i)(A) and the guidance in Questions 102.10 and 102.05 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations in your presentation.

<u>Form 8-K filed April 28, 2021</u>

<u>Exhibit 99.1 Press Release dated April 28, 2021, page 3</u>

2.   We note your discussion of REIT taxable income (estimated) and REIT taxable income per share (estimated), which appear to be non-GAAP measures. Please tell us how you have complied with the disclosure requirements of Regulation G and Item 10(e)(1)(i) of Regulation S-K, including reconciliations to the most directly comparable GAAP financial measures.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact William Demarest, Staff Accountant at 202-551-3432 or Isaac Esquivel, Staff Accountant at 202-551-3395 if you have any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction